Mine Safety and Health Administration Safety Data
We believe that CONSOL Energy is one of the safest mining companies in the world. The Company has in place health and safety programs that include extensive employee training, accident prevention, workplace inspection, emergency response, accident investigation, regulatory compliance and program auditing. The objectives of our health and safety programs are to eliminate workplace incidents, comply with all mining-related regulations and provide support for both regulators and the industry to improve mine safety.
The operation of our mines is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (Mine Act). MSHA inspects our mines on a regular basis and issues various citations, orders and violations when it believes a violation has occurred under the Mine Act. We present information below regarding certain mining safety and health violations, orders and citations issued by MSHA and related assessments, legal actions and mine-related fatalities with respect to our coal mining operations. In evaluating this information, consideration should be given to factors such as: (i) the number of violations, orders and citations will vary depending on the size of the coal mine, (ii) the number of violations, orders and citations issued will vary from inspector to inspector and mine to mine, and (iii) violations, orders and citations can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.

The table below sets forth for the three months ended June 30, 2016 for each coal mine of CONSOL Energy and its subsidiaries that has an outstanding MSHA citation, order or violation, the total number of:  (i) violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Act for which the operator received a citation from MSHA; (ii) orders issued under section 104(b) of the Mine Act; (iii) citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act; (iv) flagrant violations under section 110(b)(2) of the Mine Act; (v) imminent danger orders issued under section 107(a) of the Mine Act; (vi) proposed assessments from MHSA (regardless of whether CONSOL Energy has challenged or appealed the assessment); (vii) mining-related fatalities; (viii) notices from MSHA of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Act; (ix) notices from MSHA regarding the potential to have a pattern of violations as referenced in (viii) above; and (x) pending legal actions before the Federal Mine Safety and Health Review Commission (as of June 30, 2016) involving such coal or other mine, as well as the aggregate number of legal actions instituted and the aggregate number of legal actions resolved during the reporting period.

										Received
										Notice
									Received	of	Legal
							Total Dollar	Total	Notice of	Potential	Actions
				Section			Value of	Number	Pattern of	to have	Pending	Legal	Legal
		Section		104(d)			MSHA	of	Violations	Pattern	as of	Actions	Actions
Mine or Operating		104	Section	Citations	Section	Section	Assessments	Mining	Under	Under	Last	Initiated	Resolved
Name/MSHA		S&S	104(b)	and	110(b)(2)	107(a)	Proposed	Related	Section	Section	Day of	During	During
Identification Number		Citations	Orders	Orders	Violations	Orders	(In Dollars)	Fatalities	104(e)	104(e)	Period (1)	Period	Period
Active Operations
Bailey	36-07230	23	—	—	—	—	39,774	—	No	No	24	7	—
Enlow Fork	36-07416	40	—	—	—	—	26,242	—	No	No	24	3	2
Harvey	36-10045	8	—	—	—	—	3,584	—	No	No	9	3	7
Miller Creek Prep Plant #1	46-05890	3	—	—	—	—	—	—	No	No	—	—	—
Twin Branch Surface	46-09075	1	—	—	—	—	408	—	No	No	—	—	2

Inactive Operations
Alma No. 1 Deep	46-09277	1	—	—	—	—	263	—	No	No	—	—	—
Surface Mine No. 2	46-08377	—	—	—	—	—	263	—	No	No	—	—	—
		76	—	—	—	—	70,534	—			57	13	11

(1) See table below for additional detail regarding Legal Actions Pending as of June 30, 2016.  With respect to Contests of Proposed Penalties, we have included the number of dockets (as opposed to citations) when counting the number of Legal Actions Pending as of June 30, 2016.

Mine or Operating Name/MSHA Identification Number		Contests of Citations, Orders (as of 6.30.16) (a)	Contests of Proposed Penalties (as of 6.30.16) (b)		Complaints for Compensation (as of 6.30.16) (c)	Complaints of Discharge, Discrimination or Interference (as of 6.30.16) (d)	Applications for Temporary Relief (as of 6.30.16) (e)	Appeals of Judges' Decisions or Order (as of 6.30.16) (f)

			Dockets	Citations
Active Operations
Bailey	36-07230	—	24	143	—	1	—	—
Enlow Fork	36-07416	—	24	170	—	—	—	3
Harvey	36-10045	—	9	30	—	—	—	—
Miller Creek Prep Plant #1	46-05890	—	—	—	—	—	—	—
Twin Branch Surface	46-09075	—	—	—	—	—	—	—

Inactive Operations
Alma No. 1 Deep	46-09277	—	—	—	—	—	—	—
		—	57	343	—	1	—	3

(a) Represents (if any) contests of citations and orders, which typically are filed prior to an operator's receipt of a proposed penalty assessment from MSHA or relate to orders for which penalties are not assessed (such as imminent danger orders under Section 107 of the Mine Act). This category includes: (i) contests of citations or orders issued under section 104 of the Mine Act, (ii) contests of imminent danger withdrawal orders under section 107 of the Mine Act, and (iii) Emergency response plan dispute proceedings (as required under the Mine Improvement and New Emergency Response Act of 2006, Pub. L. No. 109-236, 120 Stat. 493).

(b) Represents (if any) contests of proposed penalties, which are administrative proceedings before the Federal Mine Safety and Health Review Commission (“FMSHRC”) challenging a civil penalty that MSHA has proposed for the violation contained in a citation or order. This column includes one action involving civil penalties against agents of the operator that have been contested and two appeals of a decision or order.

(c) Represents (if any) complaints for compensation, which are cases under section 111 of the Mine Act that may be filed with the FMSHRC by miners idled by a closure order issued by MSHA who are entitled to compensation.

(d) Represents (if any) complaints of discharge, discrimination or interference under section 105 of the Mine Act, which cover: (i) discrimination proceedings involving a miner's allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint, and (ii) temporary reinstatement proceedings involving cases in which a miner has filed a complaint with MSHA stating that he or she has suffered such discrimination and has lost his or her position. Complaints of Discharge, Discrimination, or Interference are also included in Contests of Proposed Penalties, Column B.

(e) Represents (if any) applications for temporary relief, which are applications under section 105(b)(2) of the Mine Act for temporary relief from any modification or termination of any order or from any order issued under section 104 of the Mine Act (other than citations issued under section 104(a) or (f) of the Mine Act).

(f) Represents (if any) appeals of judges' decisions or orders to the FMSHRC, including petitions for discretionary review and review by the FMSHRC on its own motion.

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